UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 9)

Under the Securities Exchange Act of 1934

Morgans Hotel Group Co.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

61748W108

(CUSIP Number)

David Fisher, Esq.

Bryan Cave LLP

1290 Avenue of the Americas

New York, NY 10104

(212) 541-2000

(Name, Address and Telephone Number of Person

Authorized

to Receive Notices and Communications)

October 26, 2009

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:      ☐.

1.	NAME OF REPORTING PERSON: W. Edward Scheetz
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4.	SOURCE OF FUNDS: OO/PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	7.	SOLE VOTING POWER: 2,621,237 shares of Common Stock
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 2,621,237 shares of Common Stock
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,621,237
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14.	TYPE OF REPORTING PERSON: IN

Introductory Statement

This Amendment No. 9 to Schedule 13D (“Amendment No. 9”), filed by Mr. W. Edward Scheetz (the “Reporting Person”), relates to the common stock, par value $0.01 per share (the “Common Stock”), of Morgans Hotel Group Co. (the “Company”), a Delaware corporation, and amends and supplements the Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission (“SEC”) on August 11, 2008 as subsequently amended by Amendment No. 1 to Schedule 13D filed with the SEC by the Reporting Person on November 24, 2008, as subsequently amended by Amendment No. 2 to Schedule 13D filed with the SEC by the Reporting Person on December 15, 2008, as subsequently amended by Amendment No. 3 to Schedule 13D filed with the SEC by the Reporting Person on January 7, 2009, as subsequently amended by Amendment No. 4 to Schedule 13D filed with the SEC by the Reporting Person on February 17, 2009, as subsequently amended by Amendment No. 5 to Schedule 13D filed with the SEC by the Reporting Person on February 26, 2009, as subsequently amended by Amendment No. 6 to Schedule 13D filed with the SEC by the Reporting Person on March 4, 2009, as subsequently amended by Amendment No. 7 to Schedule 13D filed with the SEC by the Reporting Person on March 24, 2009, as subsequently amended by Amendment No. 8 to Schedule 13D filed with the SEC by the Reporting Person on October 20, 2009 (“Amendment No. 8”).

Since the date of filing of Amendment No. 8, the number of shares of Common Stock beneficially owned by the Reporting Person has changed, as reported below, through the purchase and sale of shares of Common Stock in open market transactions.

Accordingly, the purpose of this Amendment No. 9 is to amend and restate in its entirety Item 5 of the Schedule 13D as set forth below.

ITEM 5.	Interest in Securities of the Issuer.

(a)      Ownership percentages of Common Stock reported herein are based on 29,646,588 shares of Common Stock outstanding as of August 7, 2009 as reported in the Company’s Form 10-Q filed with the SEC on August 10, 2009.

The 2,621,237 shares of Common Stock reported as being the aggregate amount beneficially owned by the Reporting Person in row (11) of the cover page to this Amendment No. 9, represent in the aggregate approximately 8.8% of the outstanding shares of Common Stock. The Reporting Person has sole dispositive power and sole voting power over the 2,621,237 shares of Common Stock.

Of the 2,621,237 shares of Common Stock reported in row (11) of the cover page to this Amendment No. 9, 2,167,288 shares of Common Stock are beneficially owned by the Reporting Person through WES Holdings LLC (“WES Holdings”), an entity of which the Reporting Person is the sole member and manager. Of the 2,167,288 shares of Common Stock beneficially owned by the Reporting Person through WES Holdings, 85,908 shares of Common Stock beneficially owned by the Reporting Person through Bayard Holdings MVIII LLC (an entity of which the Reporting Person is the sole manager) were transferred to WES Holdings on October 20, 2009 (the “Bayard Shares”) and 457,603 shares of Common Stock beneficially owned by the Reporting Person through Baxter Holdings MVIII LLC (an entity of which the Reporting Person is the sole manager) were transferred to WES Holdings on October 21, 2009 (the “Baxter Shares”).

In addition, of the 2,621,237 shares of Common Stock reported in row (11) of the cover page to this Amendment No. 9, 222,549 shares of Common Stock are directly beneficially owned by the Reporting Person, 175,000 shares of Common Stock are beneficially owned by the Reporting Person through a Two-Year Grantor Retained Annuity Trust (of which the Reporting Person is trustee) which directly owns such shares of Common Stock for the benefit of the Reporting Person, 30,000 shares of Common Stock are beneficially owned by the Reporting Person through a Six-Year Grantor Retained Annuity Trust (of which the Reporting Person is trustee) which directly owns such shares of Common Stock for the benefit of the Reporting Person, 16,400 shares of Common Stock may be considered indirectly beneficially owned by the Reporting Person through two trusts which directly own such shares of Common Stock for the benefit of the Reporting Person’s two minor children and 10,000 shares of Common Stock may be considered indirectly beneficially owned by the Reporting Person through his spouse who directly beneficially owns such shares of Common Stock.

The Reporting Person does not beneficially own any shares of Common Stock as of October 26, 2009, other than as set forth herein.

(b)       Rows (7) through (10) of the cover page to this Amendment No. 9 set forth (i) the number of shares of Common Stock as to which there is sole power to vote or direct the vote and/or to dispose or direct the disposition (including the number of shares of Common Stock as to which there is a right to acquire exercisable within 60 days) and (ii) the number of shares of Common Stock as to which there is shared power to vote or direct the vote and/or to dispose or direct the disposition.

(c)       Except for (i) the transfer to WES Holdings of the Bayard Shares, the Baxter Shares and an aggregate of 255,000 shares of Common Stock which the Reporting Person directly owned and (ii) the open market purchases and sales by the Reporting Person set forth below, no transactions in the Common Stock were effected by the Reporting Person since Amendment No. 8 (up to and including October 26, 2009).

Date	Shares Purchased	Shares Sold	Price
10/20/2009		10,000	$4.60
10/20/2009		10,000	$4.70
10/20/2009		10,000	$4.50
10/20/2009		2,182	$4.80
10/20/2009		10,000	$4.50
10/20/2009		8,000	$4.75
10/20/2009		5,000	$4.80
10/20/2009		25,400	$4.58
10/20/2009		10,000	$4.58
10/21/2009		10,000	$4.52
10/21/2009		40,000	$4.39
10/21/2009		10,000	$4.50

10/21/2009		2,500	$4.62
10/21/2009	5,000		$4.39
10/21/2009	10,000		$4.25
10/22/2009		24,730	$4.01
10/22/2009		10,000	$4.00
10/22/2009		24,800	$4.01
10/22/2009		18,431	$4.01
10/22/2009		10,000	$4.00
10/22/2009		14,800	$4.01
10/22/2009		10,000	$4.00
10/22/2009	10,000		$3.85
10/23/2009		7,100	$4.15
10/23/2009		3,200	$4.20
10/23/2009		9,960	$4.14
10/23/2009	5,000		$4.04
10/23/2009	5,000		$4.08
10/23/2009	10,000		$4.08
10/23/2009	5,000		$4.10
10/26/2009		300	$3.99
10/26/2009		200	$4.10
10/26/2009		10,000	$3.84
10/26/2009		10,000	$3.77
10/26/2009		50,000	$3.68
10/26/2009		10,000	$3.95
10/26/2009		200	$4.10
10/26/2009		15,000	$3.97
10/26/2009		2,800	$4.03
10/26/2009	5,000		$4.06
10/26/2009	2,500		$4.08
10/26/2009	2,500		$4.09
10/26/2009	10,000		$4.07
10/26/2009	10,000		$3.85
10/26/2009		10,000	$3.70

(d)       No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Person.

(e)	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 27, 2009

/s/ W. Edward Scheetz
W. Edward Scheetz